UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 16 February 2022

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

APPOINTMENT OF GOLD FIELDS CHAIR OF THE AUDIT COMMITTEE AND SOCIAL, ETHICS AND TRANSFORMATION COMMITTEE.

Further to an announcement by the Board of Directors of Gold Fields ("Board") released on the Stock Exchange News Service on 2 September 2021, announcing the appointment of Mr. Yunus Suleman as the new Chair of the Board of the Company as successor to Ms. Cheryl Carolus with effect from the Annual General Meeting, scheduled for 1 June 2022("AGM"), shareholders are advised in terms of 3.59 of the JSE Listings Requirements of changes to functional responsibilities of directors.

Subject to Shareholders approval and effective from 1 June 2022, the Board announces that Ms. Philisiwe Gugulethu Sibiya, a Non-Executive Director and Chair of the Social, Ethics and Transformation Committee, has been elected as Audit Committee Chair. Ms. Jacqueline Elizabeth McGill, a Non-Executive Director, will replace Ms Sibiya as Chair of the Social, Ethics and Transformation Committee.

16 February 2022
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 16 February 2022

By:	/s/ C I Griffith
Name:	CI Griffith
Title:	Chief Executive Officer